UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

76029L100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons BT Parent GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,907,540
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,907,540

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,907,540
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.82%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 90,689,075 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons Beckham Aggregator, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,907,540
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,907,540

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,907,540
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.82%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based on 90,689,075 shares of Class A Common Stock outstanding as of November 4, 2022, as disclosed in the Issuer’s Form 10-Q filed November 9, 2022.

1.	Names of Reporting Persons Beckham Parent, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

Explanatory Note:	This Amendment No. 2 is filed to amend and restate the initial statement on Schedule 13G and Amendment No. 1 thereto filed by the Reporting Person with the Securities and Exchange Commission on June 23, 2021 and January 27, 2022, respectively, for the issuer Repay Holdings Corporation (the “Original Schedule 13G” and, as amended herein, the Schedule 13G).

Item 1(a).	Name of Issuer

Repay Holdings Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3 West Paces Ferry Road, Suite 200 Atlanta, GA 30305

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) BT Parent GP, LLC (ii) Beckham Aggregator, L.P. (iii) Beckham Parent, L.P.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

c/o Parthenon Capital Partners Four Embarcadero Center, Suite 3610, San Francisco, CA 94111

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.0001

Item 2(e).	CUSIP Number

76029L100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.

Ownership

(a) Amount beneficially owned:

See response to Item 9 on each cover page.

(b) Percent of Class:

See response to Item 11 on each cover page.

(c) Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

In 2022, Beckham Parent, L.P. distributed the shares of Class A Common Stock of the Issuer that it held of record to its limited partners in pro rata distributions without consideration. As a result, Beckham Parent, L.P. no longer beneficially owns any equity securities of the Issuer.

The securities reported in this Schedule 13G are owned of record by Beckham Aggregator, L.P. BT Parent GP, LLC is the general partner of Beckham Aggregator, L.P. and as such may be deemed the beneficial owner of the shares reported herein. BT Parent GP, LLC has delegated investment decisions, including voting and dispositive power, to the board of Beckham Aggregator, L.P., which is composed of three managers and acts by majority vote. Accordingly, each of the members of the board of managers of Beckham Aggregator, L.P. disclaims beneficial ownership of the reported securities.

Pursuant to Rule 13d-4 of the Act, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons or members of the board of managers of Beckham Aggregator, L.P. that any of the foregoing is the beneficial owner of any of the shares of Class A Common Stock or other securities of the Issuer for the purposes of Section 13(d) of the Act, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [☒—solely with respect to Beckham Parent, L.P.]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

BT Parent GP, LLC

By:	/s/ Paul Marnoto
Name:	Paul Marnoto
Title:	Attorney-in-Fact

Beckham Aggregator, L.P.

By:	BT Parent GP, LLC
Its:	General Partner

By:	/s/ Paul Marnoto
Name:	Paul Marnoto
Title:	Attorney-in-Fact

Beckham Parent, L.P.

By:	BT Parent GP, LLC
Its:	General Partner

By:	/s/ Paul Marnoto
Name:	Paul Marnoto
Title:	Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of January 26, 2022 (incorporated by reference to Exhibit A to BT Parent GP, LLC and Beckham Parent, L.P.’s Schedule 13G filed with the SEC on January 27, 2022)

Exhibit B	Power of Attorney granted by BT Parent GP, LLC and Beckham Parent, L.P. (incorporated by reference to Exhibit 99.2 to BT Parent GP, LLC and Beckham Parent, L.P.’s Schedule 13G filed with the SEC on June 23, 2021)

Exhibit C	Power of Attorney granted by Beckham Aggregator, L.P. (incorporated by reference to Exhibit C to BT Parent GP, LLC and Beckham Parent, L.P.’s Schedule 13G filed with the SEC on January 27, 2022)